Exhibit 99.1

June 27, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated June 27, 2024 of Adlai Nortye, Ltd. and are in agreement with the statements therein concerning Mazars USA LLP. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Mazars USA LLP

New York, New York